U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NO. 001-14691

(Check One):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form N-SAR ☐ Form N-CSR

For Period Ended:    September 30, 2012

☐     Transition Report on Form 10-K
☐     Transition Report on Form 20-F
☐     Transition Report on Form 11-K
☐     Transition Report on Form 10-Q
☐     Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I -- Registrant Information

Full Name of Registrant     Dial Global, Inc.

Former Name if Applicable

Address of Principal Executive Office
(Street and Number)
City, State and Zip Code    220 W. 42nd Street, 3rd Floor, New York, NY 10036

Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Dial Global, Inc. (the “Company”; “we” or “our”) has determined that it is not in a position to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the “Form 10-Q”) by its prescribed due date, November 14, 2012, for the reasons that follow.

For the last several weeks, the Company has been involved in extensive negotiations with its lenders to cure certain non-compliance events under its credit agreements, namely not complying with: (1) its debt leverage and interest coverage covenants measured as of September 30, 2012, (2) its quarterly interest payment obligations on Friday, November 9, 2012, (3) certain reporting obligations (including those which the Company has historically satisfied by delivering its Form 10-Q to its lenders) and (4) certain notice obligations. Such negotiations resulted in the execution of second amendments and limited waivers to the Company's credit facilities to waive these non-compliance events for a limited period of time. These amendments were executed today and are described in more detail in the Company's 10-Q which we anticipate filing with the SEC today.

Additionally, in connection with the preparation of the financial statements for the period as to which the Form 10-Q relates, the Company determined to undertake an evaluation of its property and equipment, goodwill and other intangible assets to measure whether they have been impaired, which, in view of the complexity of the exercise, could not be concluded until today and in addition to the lender discussions described above, required significant attention from the Company's finance personnel.

The Company's staff and resources have been substantially committed to completing the foregoing objectives and it was ultimately unable to complete all of the steps necessary to file its Form 10-Q yesterday November 14, 2012. The Company intends to file its Form 10-Q with the SEC later today within the extension period of five calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

FORWARD-LOOKING STATEMENTS: Certain statements made in this report contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases “guidance,” “expect,” “anticipate,” “estimates” and “forecast” and similar words or expressions are intended to identify such forward-looking statements. In addition any statements that refer to expectations or other characterizations of future events or circumstances are forward-

looking statements. Other key risks are described in the Company's reports filed with the SEC, including the Company's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this report.

Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Jean B. Clifton, Chief Financial Officer and EVP 212.843.3246
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(Name and Title)                (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
_X_ Yes     __No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
_X_ Yes     __No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Dial Global, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2012	By: /s/ Jean B. Clifton
Name: Jean B. Clifton
Title: Chief Financial Officer